Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee which consists of outside directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
March 25, 2011	March 25, 2011

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Independent Auditors’ Report

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated financial statements of IAMGOLD Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as at December 31, 2010 and December 31, 2009, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2011

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

At December 31	Note		2010	2009
			$	$
Assets
Current assets
Cash and cash equivalents	5		270,779	191,374
Gold bullion (market value $140,551; December 31, 2009 – $108,749)	6		40,411	40,408
Receivables and other	7		81,995	83,082
Inventories	8		206,276	162,033

			599,461	476,897
Other long-term assets	9		185,620	136,122
Working interests	10		186,962	173,278
Royalty interests	11		26,514	28,688
Mining assets	12		1,825,113	1,053,348
Exploration and development	13		331,171	786,079
Goodwill	14		334,774	334,004
Other intangible assets			5,332	8,373

			3,494,947	2,996,789

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities			210,826	175,320
Dividends payable			31,324	24,507
Current portion of long-term liabilities	16		11,756	12,257

			253,906	212,084

Long-term liabilities
Future income and mining tax liability	18		256,054	237,379
Asset retirement obligations	19		134,747	97,337
Other long-term liabilities			16,563	10,216

			407,364	344,932

Non-controlling interests			57,867	23,112

Shareholders’ equity
Common shares	21	(b)	2,255,875	2,203,269
Contributed surplus			38,616	36,693
Warrants	21	(d)	—	148
Retained earnings			363,852	113,887
Accumulated other comprehensive income	23		117,467	62,664

			2,775,810	2,416,661

			3,494,947	2,996,789

Commitment and contingencies (note 29)

Subsequent events (notes 4(a), 21(c))

See the accompanying notes, which are an integral part of these consolidated financial statements.

On behalf of the Board

WILLIAM D. PUGLIESE	STEPHEN J.J. LETWIN
Director	Director

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

IAMGOLD Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31	Note		2010	2009	2008
			$	$	$
Revenues			1,167,245	914,339	869,636

Expenses:
Mining costs, excluding depreciation, depletion and amortization			570,593	446,819	451,991
Depreciation, depletion and amortization			132,693	153,847	169,629

			703,286	600,666	621,620

			463,959	313,673	248,016
Earnings from working interests	10		56,496	36,036	24,273

			520,455	349,709	272,289

Other:
Corporate administration			46,851	49,148	41,953
Exploration and development			46,025	39,762	33,628
Impairment charges	24		—	98,069	129,861
Net interest expense (income)	25		3,557	680	(1,697)
Foreign exchange loss (gain)			1,700	(26,967)	1,068
Derivative loss (gain)	26		13,261	(7,047)	4,341
Gain on sale of gold bullion	6		—	(36,628)	—
Other expense (income), net	27		(24,361)	1,804	1,510

			87,033	118,821	210,664
Non-controlling interests			18,222	8,784	3,120

			105,255	127,605	213,784

Earnings before income and mining taxes			415,200	222,104	58,505

Income and mining taxes:	18
Current taxes			133,646	92,274	76,340
Future taxes expense (recovery)			1,761	15,707	(7,919)

			135,407	107,981	68,421

Net earnings (loss)			279,793	114,123	(9,916)

Weighted average number of common shares outstanding (in thousands)	21	(j)
Basic			371,392	352,755	295,430
Diluted			373,255	354,631	295,430

Basic and diluted net earnings (loss) per share			0.75	0.32	(0.03)

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

Years ended December 31	Note	2010	2009	2008
		$	$	$
Net earnings (loss)		279,793	114,123	(9,916)

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations		35,107	103,040	(78,561)
Reversal of unrealized foreign exchange gain on disposal of the Sleeping Giant mine		—	—	(2,045)

		35,107	103,040	(80,606)

Change in unrealized gain (loss) on available-for-sale financial assets
Unrealized gain (loss)		43,102	22,161	(6,158)
Income tax impact		(5,088)	(3,279)	912

		38,014	18,882	(5,246)

Reversal of unrealized loss (gain) following the impairment and disposal of available-for-sale financial assets
Unrealized loss (gain)		(21,042)	2,449	409
Income tax impact		2,724	(479)	(4)

		(18,318)	1,970	405

Total other comprehensive income (loss), net of tax	23	54,803	123,892	(85,447)

Comprehensive income (loss)		334,596	238,015	(95,363)

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

Years ended December 31	Note		2010	2009	2008
			$	$	$
COMMON SHARES
Balance, beginning of year			2,203,269	1,655,755	1,633,119
Issuance of shares, net of issue costs			52,606	547,514	22,636

Balance, end of year	21	(b)	2,255,875	2,203,269	1,655,755

CONTRIBUTED SURPLUS
Balance, beginning of year			36,693	39,242	20,034
Options issued on acquisition of Orezone	4	(b)	—	684	—
Exercise of options			(5,528)	(8,475)	(9,218)
Exercise of share bonus and deferred share plans			(689)	(838)	—
Transfer of fair value of expired warrants			—	—	24,391
Share purchase plan			451	—	—
Stock-based compensation	21	(i)	7,689	6,080	4,035

Balance, end of year			38,616	36,693	39,242

WARRANTS
Balance, beginning of year			148	—	24,391
Transfer of fair value of expired warrants			—	—	(24,391)
Warrants issued on acquisition of Orezone	4	(b)	—	148	—
Exercise of warrants			(148)	—	—

Balance, end of year	21	(d)	—	148	—

RETAINED EARNINGS
Balance, beginning of year			113,887	21,897	49,553
Net earnings (loss)			279,793	114,123	(9,916)
Dividends			(29,828)	(22,133)	(17,740)

Balance, end of year			363,852	113,887	21,897

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year			62,664	(61,228)	24,219
Other comprehensive income (loss) of the year			54,803	123,892	(85,447)

Balance, end of year	23		117,467	62,664	(61,228)

TOTAL SHAREHOLDERS’ EQUITY			2,775,810	2,416,661	1,655,666

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

Years ended December 31	Note		2010	2009	2008
			$	$	$
Operating Activities:
Net earnings (loss)			279,793	114,123	(9,916)
Disbursement to asset retirement obligations	19		(3,333)	(6,661)	(9,769)
Settlement of derivatives			(2,025)	(4,416)	(2,260)
Items not affecting cash:
Earnings from working interests, net of dividends received	10		(31,926)	(36,036)	(24,273)
Depreciation, depletion and amortization			132,693	153,847	169,629
Impairment charges			—	98,069	129,861
Amortization of forward sales liability			—	(10,472)	(17,874)
Future income and mining taxes			1,761	15,707	(7,919)
Stock-based compensation	21	(i)	7,689	6,080	4,035
Unrealized derivative loss (gain)	26		9,499	(6,131)	4,341
Gain on sale of gold bullion	6		—	(36,628)	—
Gain on sale of assets			(4,150)	(1,878)	(4,773)
Gain on sale of marketable securities			(21,042)	(2,473)	—
Asset retirement obligations adjustments			22,630	21,726	4,984
Non-controlling interests			18,222	8,784	3,120
Unrealized foreign exchange loss (gain) on cash and cash equivalents			(686)	(27,434)	2,867
Other			4,111	9,331	6,846
Change in non-cash working capital			1,877	(38,580)	9,346

			415,113	256,958	258,245

Investing Activities:
Business acquisitions			—	(7,765)	(98,273)
Investments proceeds (acquisitions)			23,723	(8,061)	(1,961)
Loan repayments from working interests	10		18,242	—	—
Restricted cash			—	5,311	(4,205)
Mining assets			(142,177)	(105,868)	(159,506)
Exploration and development			(229,949)	(346,696)	(9,813)
Long-term ore stockpiles			(25,835)	(9,342)	(17,808)
Net acquisitions of other assets			(1,452)	(1,032)	(968)
Proceeds from sale of gold bullion	6		—	66,411	—

			(357,448)	(407,042)	(292,534)

Financing Activities:
Proceeds from credit facility			50,000	72,000	50,000
Repayment of long-term liabilities and credit facility			(50,000)	(166,581)	(4,960)
Financing costs			(2,365)	—	—
Issue of common shares, net of issue costs			54,652	308,356	14,465
Gain on share purchase plan			451	—	—
Dividends paid			(31,684)	(17,740)	(17,625)

			21,054	196,035	41,880

Impact of foreign exchange on cash and cash equivalents			686	27,434	(2,867)

Net increase in cash and cash equivalents			79,405	73,385	4,724
Cash and cash equivalents, beginning of year			191,374	117,989	113,265

Cash and cash equivalents, end of year	5		270,779	191,374	117,989

Information related to consolidated statements of cash flows (note 28)

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

IAMGOLD Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts in notes are in U.S. dollars, and tabular amounts are in thousands of U.S. dollars, except where otherwise indicated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Summarized below are those policies considered significant to the Company. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

Certain 2009 and 2008 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. The Company applies the equity method of accounting for its working interests. All significant intercompany balances and transactions have been eliminated.

Significant properties of the Company are accounted for as follows:

Name	Location	Ownership Interest	Status
Rosebel mine	Suriname	95%	Consolidated
Essakane mine	Burkina Faso	90%	Consolidated
Doyon division including the Westwood project	Canada	100%	Consolidated
Mupane mine	Botswana	100%	Consolidated
Sadiola mine – joint venture	Mali	41%	Proportionate consolidation
Yatela mine – joint venture	Mali	40%	Proportionate consolidation
Tarkwa mine	Ghana	18.9%	Equity method of accounting
Damang mine	Ghana	18.9%	Equity method of accounting
Quimsacocha project	Ecuador	100%	Consolidated
Niobec mine	Canada	100%	Consolidated

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. The most significant estimates relate to mineral reserves and resources, purchase price allocation, depreciation, depletion and amortization, valuation of long-lived assets and goodwill, fair value of financial instruments, asset retirement obligations, stock-based compensation, income and mining taxes, and contingent liabilities. Actual results could be materially different from those estimates.

(c)	Functional and reporting currency

The U.S. dollar is the functional and reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar. Assets and liabilities of Canadian mining activities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the period. Within the Canadian operations, translation adjustments arising from changes in exchange rates are deferred and included in cumulative translation adjustment within accumulated other comprehensive income.

The U.S. dollar is the functional currency for the Company’s activities in Guyana, Suriname, Ecuador, Peru and Africa as all proceeds from the sale of production and a significant portion of disbursements are in U.S. dollars.

(d)	Financial instruments

i.	Cash and cash equivalents, and restricted cash

Cash and cash equivalents, and restricted cash are designated as held-for-trading and are recorded at fair value.

ii.	Receivables, accounts payable and accrued liabilities

Receivables excluding prepaid expenses and derivative contracts (note 7), and accounts payable and accrued liabilities are recorded at amortized cost.

iii.	Marketable securities

Investments in marketable securities are designated as available-for-sale and are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value as well as the related tax impact are accounted for in other comprehensive income (“OCI”) until the marketable security is sold or is determined to be other than temporarily impaired. When marketable securities are sold or are determined to be other than temporarily impaired, the related accumulated change in OCI is reversed and the actual gain or loss on disposal or the impairment charge is accounted for in the consolidated statement of earnings. Investments in equity instruments that do not have a quoted market price in an active market are measured at cost.

iv.	Warrants held as investments

Warrants held as investments in other companies are classified as held-for-trading and measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value are reported under derivative gain or loss in the consolidated statement of earnings.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

v.	Gold receivable

Gold receivable was considered a hybrid instrument composed of a receivable and an embedded derivative that were accounted for separately. The receivable was accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative was marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings as a derivative gain or loss. All ounces of gold were received by the end of 2009.

vi.	Credit facility

The credit facility is accounted for at amortized cost, using the effective interest method. Credit facility issue costs are capitalized in other long-term assets and the current portion is included in prepaid expenses. Amortization is calculated on a straight-line basis over the term of the credit facility.

vii.	Commodity and currency contracts

The derivative instruments related to gold, currency, heating oil and aluminum entered into in 2010, 2009 and 2008, and gold forward contracts assumed following the acquisition of EURO Ressources S.A. (note 4(e)), are classified as held-for-trading and accounted for at their fair value on the balance sheet date. The valuation is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument. The fair value of these derivative instruments is included on the balance sheet and the change in fair value from the acquisition or inception is included in the statement of earnings as a derivative gain or loss.

The gold forward sales contracts, assumed through the acquisition of Gallery Gold Limited (“GGL”) in 2006, were accounted for as normal purchase and sales contracts whereby deliveries were recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability was amortized and recorded into gold revenue. Amortization was completed in 2009.

(e)	Gold bullion

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(f)	Inventories

Gold production inventory, niobium production inventory and concentrate inventory are valued at the lower of cost and net realizable value. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are valued at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining cost of the period, and decreases in ore stockpiles are charged back to mining costs using the weighted average cost per tonne. Ore stockpiles are segregated between current and long-term inventory.

Mine supplies are valued at the lower of cost and net realizable value. Cost is determined on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(g)	Capital assets

Capital assets include furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles, land and leasehold improvements. Depreciation is calculated on a straight-line basis based on the estimated useful lives of the assets and in the case of leasehold improvements, over the remaining lease term determined at the time of acquisition.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(h)	Working interests

Working interests are accounted for using the equity method. Any fair value increment related to the original acquisition of the working interests is amortized on a units-of-production basis over the estimated economic life of the mine corresponding to the proven and probable reserves. Working interests include changes in the investment as a result of income or loss reported by the company in which IAMGOLD has invested. This change is accounted for in the consolidated statement of earnings as earnings from working interests. Cash received from working interests is accounted for as a decrease of working interests in the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost. Amortization of producing royalty interests is calculated using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources.

(j)	Exploration and development

Exploration costs incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(k)	Mining assets and stripping costs

Mining assets represent the capitalized expenditures related to the operation of mineral properties including plant and equipment, mining properties, deferred costs and construction in progress.

Upon commencement of production, related capital expenditures for any given mining assets are amortized on a straight-line basis or using the units-of-production method over the estimated economic life of the mine which generally refers to proven and probable reserves. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are transferred from exploration and development assets and incorporated into the appropriate categories of mining assets.

If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. If a property is abandoned or deemed economically unfeasible, the related project balances are written off. Amounts relating to values beyond proven and probable (“VBPP”) reserves are not amortized until resources are converted into reserves.

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property in which case such costs to be capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity on a units-of-production basis.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(l)	Business combinations

Business combinations are accounted for using the purchase method of accounting, whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill.

If a transaction does not meet the definition of a business combination as per Canadian GAAP, the transaction is recorded as an acquisition of an asset.

(m)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. In that event, the asset must be written down to its fair value (present value of future cash flows) and an impairment loss is recorded in earnings. Net estimated future cash flows from each long-lived asset are calculated based on anticipated future production (proven and probable reserves as well as value beyond proven and probable reserves), estimated metal prices, operating costs, capital expenditures and site restoration expenses. The Company will determine fair value from recent transactions involving sales of similar properties if deemed more appropriate in the circumstances. Management’s estimate of future cash flows is subject to risk and uncertainties and it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

(n)	Goodwill and goodwill impairment

Goodwill assigned to the reporting units following a business combination is not amortized. The carrying value of goodwill on the balance sheet is tested for impairment at least annually or when there is an indication of potential impairment. The fair value of each reporting unit, which includes goodwill, is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined.

(o)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for following the purchase of Cambior Inc. in 2006. Fair value was determined using a differential cost method based on the costs expected to be saved due to the favourable terms of the supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(p)	Income and mining taxes

The Company uses the asset and liability method of accounting for income and mining taxes. Under this method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income and mining tax asset if it is more likely than not that the asset will not be realized. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

(q)	Asset retirement obligations

The Company recognizes, when the legal obligation is incurred, the present value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. An accretion expense in relation to the discounted liability over the remaining life of the mining properties is recorded in mining costs. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation with a corresponding increase in the carrying value of the related long-lived asset. Adjustments to asset retirement obligations for closed mines and environmental and ongoing site reclamation costs at operating mines are charged to the statement of earnings in the period during which they occur.

(r)	Flow-through shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The Company recognizes a future income tax liability for flow-through shares, and reduces shareholders’ equity, on the date the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures.

(s)	Stock-based compensation plans

The Company has the following stock-based compensation plans (note 21) with related costs included in corporate administration expenses in the statement of earnings.

i.	Share option plan

Share option compensation costs are accounted for as an expense in the statement of earnings and credited to contributed surplus within shareholders’ equity. This cost is measured based on the fair value of the option on the grant date, calculated by the Black-Scholes option pricing model, and is recognized over the related service period. Upon exercise of share options, consideration paid by employees and the grant-date fair value of options exercised are added to common shares.

ii.	Share bonus plan

The Company expenses share bonuses granted to employees over the three-year or five-year vesting period. Share bonuses to directors are expensed on issuance as they vest immediately.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

iii.	Deferred share plan

The Company expenses deferred share units granted to employees over a three- or four-year vesting period.

iv.	Share purchase plan

Effective January 1, 2007, the Company initiated a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(t)	Revenue recognition

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered and title transfers to the counterparties to the transaction.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance as to measurement and collectability. The Company holds two types of royalties:

i.	Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties:

Revenue based royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

ii.	Profits based royalties such as Net Profits Interests (“NPI”):

An NPI royalty is based on the profit after allowing for costs related to production as defined in the relevant royalty agreement. Payments generally begin once the Company has received pay-back of capital costs. The royalty holder is responsible neither for providing capital, nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement.

(u)	Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of share options, share bonus plan, deferred share plan and warrants.

The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. No potential common shares are included in the computation of any diluted per share amount when the Company has a loss before discontinued operations.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

3.	FUTURE ACCOUNTING POLICIES

(a)	International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011. As a result, IAMGOLD will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.

(b)	Canadian GAAP – Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. As a result of the adoption of IFRS, IAMGOLD will not be adopting these new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R – Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 – Consolidated and separate financial statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

(c)	Canadian GAAP – Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. As a result of the adoption of IFRS, IAMGOLD will not be adopting these amendments.

4.	ACQUISITIONS AND DIVESTURES

(a)	La Arena project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) for the sale of the La Arena project in Peru. In 2009, the Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto for a total value of $1.4 million at inception.

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, up to the maximum allowed under the agreement of 38.7% by incurring $30,000,000 in expenditures on the La Arena project. Total expenditures on the La Arena project totaled $35,250,000 during 2010 ($38,933,000 since its appointment in 2009).

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $48,847,000. Major classes of assets and liabilities included as part of the La Arena project were as follows as at December 31, 2010.

At December 31	2010
$
Current assets	147
Exploration and development	66,941
Capital assets	103
Goodwill	7,318
Current liabilities	(6,045)
Future income and mining tax liability	(7,018)
Non-controlling interests	(27,524)

33,922

(b)	Orezone Resources Inc. (“Orezone”)

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone. The principal asset of Orezone was a 90% interest in the Essakane gold project in Burkina Faso. Prior to the 100% acquisition of Orezone, other exploration properties that were not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”), a new public company. The holders of common shares of Orezone received, for each share, 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold. As a result of the transaction, IAMGOLD held approximately 16.6% of Orezone Gold.

In accordance with Canadian GAAP, CICA Section 1581, Business combinations, this transaction did not meet the definition of a business combination as the primary asset (the Essakane project), as at the date of the acquisition, had not commenced planned principal operations and was in the development stage. Consequently, the transaction has been recorded as an acquisition of an asset.

On February 25, 2009, a total of 28,817,244 IAMGOLD shares valued at $220,735,000, were issued for the acquisition of Orezone. The value was determined based on the market value of the IAMGOLD shares at the closing date of the transaction. The Company also settled the convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing to the holder 555,425 common shares of IAMGOLD.

The Company’s private placement in Orezone acquired on December 31, 2008, for gross consideration of $16,420,000, was accounted for using the equity method of accounting within working interests. The Company recognized an equity loss of $491,000 (note 10) for the period between the acquisition date and February 25, 2009. In conjunction with the Orezone Gold spin off, an amount of $3,416,000 representing the Company’s 16.6% interest in Orezone Gold was reclassified out of working interests into marketable securities. The Company’s investment in Orezone Gold has been designated as available-for-sale marketable securities (included in other long-term assets). The remaining private placement balance of $12,513,000 has been included as part of consideration for the transaction. Also included as part of consideration were the issuance of options and warrants of IAMGOLD and a cash subscription of $3,975,000 into the shares of Orezone Essakane (BVI) Limited, a wholly-owned subsidiary of Orezone.

The purchase price of $238,105,000 was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated on a pro rata basis to reduce values assigned to mining assets and exploration and development assets acquired. The future tax liability attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax liability.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

2009
$
Assets acquired and liabilities assumed
Current assets	2,414
Other long-term assets	18
Exploration and development	339,241
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(40,279)

238,105

Consideration paid
Issuance of shares	220,735
Initial private placement investment	12,513
Additional subscription	3,975
Options issued	684
Warrants	148
Transaction costs	5,369
Less: Cash and cash equivalents acquired	(5,319)

238,105

(c)	Investment in Oromin Explorations Ltd. (“Oromin”)

In June 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of $10,316,000 (C$11,262,000), representing 17% of issued and outstanding shares of Oromin. Oromin is the owner of a joint venture interest in a large property in Senegal at the exploration and preliminary feasibility stage. The Company acquired these common shares for investment purposes. This investment is classified as available-for-sale marketable securities (included in other long-term assets).

(d)	Acquisition of an additional 3% interest in Sadiola

Prior to December 29, 2009, IAMGOLD held a 38% interest in the Sadiola joint venture (“SEMOS”). Other shareholders included AngloGold Limited (“AGA”) (38%), the Republic of Mali (“ROM”) (18%) and the International Financial Corporation (“IFC”) (6%). On December 29, 2009, IAMGOLD and AGA each acquired an additional 3% interest in SEMOS from IFC, increasing each ownership interest to 41%. In 2010, ROM did not elect to take up its proportionate entitlement of 0.574% interest in SEMOS from each of the Company and AGA.

The consideration for the 3% interest in SEMOS was $6,000,000 in cash followed by contingent payments of:

•

$250,000 in each of 2010, 2011 and 2012 when the average gold price for the year exceeds $900 per ounce, or $500,000 in each of the aforementioned years when the average gold price for the year exceeds $1,000 per ounce. Based on the future estimated gold price, the Company determined that it is likely that payments will be required and recognized a discounted contingent liability of $1,449,000, including the payment of $500,000 made at the beginning of 2011, since the average gold price exceeded $1,000 per ounce during 2010. The increase of $341,000 in this contingent liability at the end of 2010 compared to the contingent liability of $1,108,000 recognized at the end of 2009 was recorded as a derivative loss in the consolidated statement of earnings.

•

$500,000 upon approval by the board of directors of SEMOS and ROM to proceed with the development of the Sadiola deep sulphide project. The deep sulphide project is in the feasibility stage and at the end of December 2010, the project was not approved and accordingly the Company did not account for the contingent liability of $500,000.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

The Sadiola mine is a joint venture and the interest in the joint venture is accounted for by the proportionate consolidation method. The adjusted total purchase price of $5,573,000 was net of cash and cash equivalents acquired of $1,535,000. The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at their proportionate fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated to reduce the value assigned to mining assets acquired. The future tax asset attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax asset.

Final Fair Value	2009
$
Assets acquired and liabilities assumed
Current assets	2,639
Other long-term assets (ore stockpiles)	3,251
Mining assets	1,206
Future income and mining tax asset	413
Current liabilities	(997)
Asset retirement obligations	(939)

5,573

Consideration paid
Cash payment	6,000
Discounted contingent liability recognized	1,108
Less: Cash and cash equivalents acquired	(1,535)

5,573

(e)	Acquisition of EURO Ressources S.A. (“EURO Ressources”)

In 2008, the Company acquired 52,838,639 shares of EURO Ressources, representing 84.55% of the current share capital of EURO Ressources. EURO Ressources has a participation right royalty on production from IAMGOLD’s Rosebel gold mine. The total purchase price amounted to $82,030,000, including transaction costs of $3,514,000 less cash and cash equivalents acquired of $2,063,000.

The final purchase price allocation of EURO Ressources determined in 2009 was as follows:

Final Fair Value	2008
$
Assets acquired and liabilities assumed
Other current assets	5,407
Mining assets	81,584
Goodwill	30,804
Current liabilities	(3,363)
Debt	(657)
Forward sales liability	(4,950)
Future income and mining tax liabilities	(24,107)
Non-controlling interest	(2,688)

82,030

Consideration paid
Cash	80,579
Transaction costs	3,514
Less: Cash and cash equivalents acquired	(2,063)

82,030

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

5.	Cash and Cash Equivalents

At December 31	2010	2009
	$	$
Cash	269,194	182,570
Cash equivalents:	1,585	8,804
Short-term deposits with initial maturities of less than three months

Cash and cash equivalents	270,779	191,374

6.	GOLD BULLION

At December 31		2010	2009
Ounces held	(oz)	100,001	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,411	40,408
End of year spot price for gold	($/oz)	1,406	1,088
End of year market value	(in $000s)	140,551	108,749

In 2010, the Company acquired two ounces of gold. In 2009, the Company sold 73,705 ounces of its gold bullion at an average price of $901 per ounce with proceeds of $66,411,000, resulting in a gain of $36,628,000.

7.	RECEIVABLES AND OTHER

At December 31	2010	2009
	$	$
Gold trade receivables	9,808	7,693
Settlement receivables from sales of niobium	12,666	20,720
Receivables from governments related to taxes, mineral rights and exploration tax credits	24,422	24,717
Royalty receivable	1,625	1,188
Other receivables	6,665	7,911

	55,186	62,229
Derivatives – currency contracts	—	142
Derivatives – heating oil option contracts	—	2,723
Derivatives – aluminum option contracts	—	186
Marketable securities – current portion	6,670	—
Prepaid expenses	20,139	17,802

	81,995	83,082

8.	INVENTORIES

At December 31	2010	2009
	$	$
Gold production inventory	45,989	43,548
Niobium production inventory	13,193	7,436
Concentrate inventory	653	703
Ore stockpiles – current	19,652	26,408
Mine supplies	126,789	83,938

	206,276	162,033

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

At December 31, 2010, the Company also had long-term ore stockpiles totaling $97,880,000 included in other long-term assets (December 31, 2009—$70,370,000) (note 9). The amount of inventories recognized as an expense during the year is included in mining costs in the consolidated statement of earnings. The cost of inventory that was charged to expense represents all mining costs and amortization of mining assets. During 2010 and 2009, there was no write-down of inventories recognized as an expense.

9.	OTHER LONG-TERM ASSETS

At December 31	2010	2009
	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits	9,570	6,229
Marketable securities – long-term portion	60,633	46,407
Warrants	4,748	1,382
Long-term ore stockpiles	97,880	70,370
Capital assets	7,169	6,275
Other assets	5,620	5,459

	185,620	136,122

10.	WORKING INTERESTS

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa mine”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003, at its fair value of $42,742,000. This amount included a fair value increment of $4,617,000, which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang mine”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003, at its fair value of $15,298,000. This amount included a fair value increment of $6,261,000, which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

On December 31, 2008, IAMGOLD acquired 71,428,571 common shares of Orezone at a price of C$0.28 per share for total consideration of $16,420,000. The investment was recorded using the equity method of accounting until February 25, 2009, when the Company completed the acquisition of 100% of Orezone (note 4(b)). Effective February 25, 2009, Orezone’s results have been consolidated into IAMGOLD’s consolidated financial statements.

	Tarkwa	Damang	Orezone	Total
	$	$	$	$
Balance, December 31, 2007	95,549	16,929	—	112,478
Acquisition	—	—	16,420	16,420
Earnings from working interests in 2008	22,223	2,050	—	24,273

Balance, December 31, 2008	117,772	18,979	16,420	153,171
Consolidation of Orezone	—	—	(15,929)	(15,929)
Earnings from working interests in 2009	30,810	5,717	(491)	36,036

Balance, December 31, 2009	148,582	24,696	—	173,278
Earnings from working interests in 2010	43,554	12,942	—	56,496
Dividends received from working interests in 2010	(18,900)	(5,670)	—	(24,570)
Loan repayments in 2010	(18,242)	—	—	(18,242)

Balance, December 31, 2010	154,994	31,968	—	186,962

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

11.	ROYALTY INTERESTS

	Cost	Accumulated Amortization	Net Royalty Interests
	$	$	$
At December 31, 2010
Royalties
Diavik(1)	49,446	26,289	23,157
Magistral(2)	3,109	502	2,607
Auplata(3)	750	—	750

	53,305	26,791	26,514

	$	$	$
At December 31, 2009
Royalties
Diavik(1)	49,446	23,365	26,081
Magistral(2)	3,109	502	2,607

	52,555	23,867	28,688

(1)

The Company owns a 1% gross proceeds royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

(2)

The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by US Gold Corporation. The royalty rate is 3.5% until 380,000 ounces of gold have been produced and 1% thereafter. In July 2005, mine operations were suspended. In 2008, the Company assessed the estimated fair value of the royalty against its carrying value including the associated goodwill, and determined an impairment charge was required. The $2,772,000 carrying value of goodwill was charged to earnings. No additional impairment was required in 2010 and 2009.

(3)

In 2010, the Company transferred shares held in a subsidiary in exchange for a royalty on gold production of properties. The fair value of the properties transferred was attributed to this non-monetary transaction. The royalty rate will be 10% for production of up to 2,000,000 ounces of gold and 5% for the cumulative production of between 2,000,000 ounces and 5,000,000 ounces of gold. The royalty rate for gold production will be applied to the excess of the market price of gold during a given quarter above $400 per ounce. These properties are in the development phase.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

12.	MINING ASSETS

	Cost	Accumulated Depreciation and Depletion	Net Mining Assets
	$	$	$
At December 31, 2010
Plant and equipment	1,218,198	441,155	777,043
Mining property and deferred costs	1,836,548	814,862	1,021,686
Construction in progress	26,384	—	26,384

	3,081,130	1,256,017	1,825,113

	$	$	$
At December 31, 2009
Plant and equipment	628,479	375,482	252,997
Mining property and deferred costs	1,481,679	731,566	750,113
Construction in progress	50,238	—	50,238

	2,160,396	1,107,048	1,053,348

13.	EXPLORATION AND DEVELOPMENT

Capitalized investments in exploration and development properties, net of impairment charges, were as follows:

At December 31	Note		2010	2009
			$	$
Burkina Faso – Essakane project(1)			—	596,630
Canada – Westwood project			231,737	131,286
Ecuador – Quimsacocha project			26,771	22,180
Tanzania – Other			726	726
French Guiana – Camp Caiman project			3,223	3,476
Peru – La Arena project	4	(a)	66,941	30,008
Peru – Other			1,773	1,773

			331,171	786,079

(1)

On July 16, 2010, the Company began production accounting for the Essakane mine. The date of transition from construction to production accounting was made by IAMGOLD’s management committee based on both qualitative and quantitative criteria described in the Company’s accounting policy in note 2(k). At this date, costs were transferred from exploration and development assets and incorporated into the appropriate categories of mining assets.

14.	GOODWILL

At December 31	Note	2010	2009
		$	$
Balance, beginning of year		334,004	342,046
Adjustment – Cambior		4,741	13,892
Adjustment – La Arena project		(3,971)	(1,320)
Adjustment and acquisition – EURO Ressources		—	7,625
Impairment – Camp Caiman project	24	—	(28,239)

Balance, end of year		334,774	334,004

Goodwill adjustments include final purchase price adjustments, foreign exchange impacts and disposals.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

15.	Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

At December 31	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	270,779	270,779	191,374	191,374
Receivables included in receivables and other(2)	55,186	55,186	62,229	62,229
Derivatives – Currency contracts(3)	—	—	142	142
Derivatives – Heating oil option and swap contracts(3)	—	—	2,723	2,723
Derivatives – Aluminum option contracts(3)	—	—	186	186
Marketable securities(3)	67,303	67,303	46,407	46,407
Warrants held as investments(3)	4,748	4,748	1,382	1,382

Financial Liabilities
Accounts payable and accrued liabilities(4)	(210,826)	(210,826)	(175,320)	(175,320)
Derivatives – Gold option contracts(3)	(11,831)	(11,831)	—	—
Other long-term liability – Embedded derivatives(5)	(1,449)	(1,449)	(1,108)	(1,108)

(1)	The related interest income totaled $157,000 in 2010 (2009 – $790,000).

(2)	Refer to the credit risk section below. The fair value approximates the carrying amount given the short maturity period.

(3)	Derivatives, marketable securities and warrants held as investments in other companies are discussed below in the market risk section.

(4)	Refer to the liquidity risk section below. The fair value approximates the carrying amount given the short maturity period.

(5)	Related to the contingent liability following the purchase in 2009 of the additional 3% interest in Sadiola as described in note 4(d).

(a)	Risks

The Company is subject to various financial instrument risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit, and market risks associated with its financial instruments, and manages those risks as follows:

i. Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at December 31, 2010, the Company’s cash and cash equivalents, and gold bullion position valued at the year-end gold market price, was $411,330,000 (December 31, 2009 – $300,123,000). The Company also has a $350,000,000 unsecured revolving credit facility. As at December 31, 2010, no funds were drawn against this credit facility. Additional information on capital is disclosed in note 22.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Invest in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information;

•	Consider the need for expanding treasury activity if and when appropriate (including but not limited to hedging and derivatives); and

•	Establish credit limits for counterparties and review limits periodically.

The market liquidity risk is the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position. Under the terms of the Company’s hedging agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk by spreading out the maturity of its derivatives over time.

ii. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

The Company holds cash and cash equivalents in creditworthy financial institutions and does not hold any asset-backed commercial paper.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Receivables included in receivables and other are summarized in note 7. The credit risk related to gold trade receivables is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

Niobium sales credit risk on settlement receivables is related to difficulties buyers may have in meeting their payment obligations. At December 31, 2010, 61% of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days and 33% for between 30 and 60 days. In order to minimize the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment was recognized in 2010 and, in 2009, an impaired settlement receivable of $133,000 was recognized and fully provided for through a doubtful account provision. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from governments related to taxes, mineral rights and exploration tax credits. Pending completion of certain government audits, the full balance recorded may not be ultimately realized. Management does not expect the amount realized to be materially different from that currently recorded. In 2008, a write-down related to value added tax (“VAT”) receivables of $5,440,000 was recorded against other income in the consolidated statement of earnings. No additional impairment charges were recorded in 2010 and 2009.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

iii. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises three types of risk, share, gold and commodity market price risk, currency risk, and interest rate risk.

Fair value measurements

The following fair value hierarchy, which reflects the significance of the inputs, is used in making the measurements of the fair value of financial assets and liabilities.

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2.	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3.	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial assets and liabilities recorded at fair value were as follows:

At December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial assets:
Available-for-sale:
Marketable securities	67,303	—	—	67,303
Held-for-trading:
Warrants held as investments	—	4,748	—	4,748

Total	67,303	4,748	—	72,051

Financial liabilities:
Derivatives:
Gold option contracts	—	(11,831)	—	(11,831)
Other long-term liabilities – Embedded derivatives	—	(1,449)	—	(1,449)

Total	—	(13,280)	—	(13,280)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

At December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial assets:
Derivatives:
Currency contracts	—	142	—	142
Heating oil option contracts	—	2,723	—	2,723
Aluminum option contracts	—	186	—	186
Available-for-sale:
Marketable securities	46,407	—	—	46,407
Held-for-trading:
Warrants held as investments	—	1,382	—	1,382

Total	46,407	4,433	—	50,840

Financial liabilities:
Other long-term liabilities – Embedded derivatives	—	(1,108)	—	(1,108)

Valuation techniques

Marketable securities:

The fair value of available-for-sale marketable securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for that particular security and is therefore classified within Level 1 of the fair value hierarchy.

Warrants held as investments:

The fair value of warrants held as investments is obtained through the use of Black-Scholes pricing models which use share price inputs and volatility measurements and are therefore classified within Level 2 of the fair value hierarchy.

Derivatives:

For its derivative contracts (gold, currency, heating oil and aluminum) and embedded derivatives, the Company obtains a valuation of the contracts from counterparties of its portfolio of contracts. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities.

Investments in marketable securities are classified as available-for-sale and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other long-term assets on the consolidated balance sheet. In 2010, an unrealized gain related to the change in market price of marketable securities classified as available-for-sale of $43,102,000 was recorded in other comprehensive income (2009 – $22,161,000 unrealized gain; 2008 – $6,158,000 unrealized loss). The Company sold some of its marketable securities during 2010 and 2009. Gains previously included in other comprehensive income were transferred to the statement of earnings. Gains on disposal of marketable securities of $21,042,000 in 2010 (2009 – $2,473,000) were recognized in the consolidated statement of earnings. At the end of the year, the Company reviewed the value of marketable securities for other-than-temporary impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required in 2010 (2009 – $4,579,000; 2008 – $409,000 recorded in other expenses). Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.

The Company also has share purchase warrants held as investments included in other long-term assets on the consolidated balance sheet. These warrants are considered held-for-trading and are measured at fair value. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized gain of $3,952,000 related to the change in the fair value of warrants held as investments classified as held-for-trading was recorded in 2010 (2009 – $2,307,000 unrealized gain; 2008 – $897,000 unrealized loss). Some of the warrants were converted into shares during 2010 and 2009.

At December 31, 2010, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $5,778,000 that would be included in other comprehensive income, and a change of $412,000 in net earnings.

Gold market price risk

The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold derivative and embedded derivative contracts. The Company’s gold contracts are specific to the Mupane mine production and intended to support a positive operating cash flow for the remaining limited life of the operation. As of December 31, 2010, the options provided protection on 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce, and on 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges of in excess of 80% of the expected production through the end of mine life in 2013.

During 2010, option contracts for 25,200 ounces of gold expired without being exercised while option contracts for 16,400 ounces were exercised.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Fair value adjustments (unrealized loss on contracts) and realized losses on deliveries were recognized during 2010 and recorded as follows:

Years ended December 31	2010	2009	2008
	$	$	$
Unrealized loss on contracts – Mupane	11,831	—	—
Unrealized loss on contracts – EURO Ressources	—	1,643	2,107
Realized loss – Mupane	902	—	—

Total included in derivative loss	12,733	1,643	2,107

At December 31	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold option contracts (Mupane)
Expiring in 2011	(5,504)	(5,504)	—	—
Expiring in 2012	(6,327)	(6,327)	—	—

	(11,831)	(11,831)	—	—

As at December 31, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,410 per ounce and, following the assumption of an increase or a decrease of $100 per ounce, would have been as follows; the total impact would be included in net earnings.

	December 31, 2010 $1,410/oz	Increase of $100/oz at $1,510/oz	Decrease of $100/oz at $1,310/oz
	Fair Value	Fair Value	Fair Value
	$	$	$
Gold option contracts	(11,831)	(18,971)	(6,191)

On the acquisition date of EURO Ressources in 2008, there were outstanding gold forward sale agreements for settlement in 2009. In 2009, the Company paid the settlement obligation of $3,617,000 outstanding for ounces bought back in December 2008. During 2009, all the ounces came to maturity with a fair value of $1,429,000 paid in October 2009 and $3,654,000 expiring in December 2009 with settlement in January 2010. These contracts did not qualify for hedge accounting and the decrease in fair value in 2009 totaling $1,643,000 ($2,107,000 between the acquisition date and December 31, 2008) was accounted for as a derivative loss.

Currency exchange rate risk

Movements in the Canadian dollar and the euro against the U.S. dollar have a direct impact on the Company’s financial statements. International operations have exposure to currencies; however metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk, as the Canadian dollar and other currency rates fluctuate in relation to the U.S. dollar. As the Company’s Canadian mines are considered self-sustaining foreign operations under Canadian GAAP, the foreign exchange impact of translating their financial statement balances to U.S. dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact on the consolidated statement of earnings until the investment is repatriated.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

In 2010 and 2009, the Company used foreign exchange contracts to mitigate the risk of variability of the U.S. dollar compared to the Canadian dollar, South African rand and the euro. These option contracts did not qualify for hedge accounting.

At the end of 2010, there were no outstanding currency contracts. The Company’s objective is to hedge its exposure to the Canadian dollar and the euro requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec and the Essakane mines.

The total fair value of these contracts at the end of 2009 was included in receivables and other on the consolidated balance sheet.

At December 31	2010	2009
	$	$
Euro	—	290
Rand	—	(148)

Total	—	142

Fair value adjustments were recognized during the year and recorded as an unrealized derivative gain/loss. A realized loss of $689,000 related to the derivative contracts was also accounted for in 2010. In addition, in April 2010, one of the Company’s subsidiaries entered into a foreign exchange forward contract with its financial institution to mitigate the impact of foreign exchange changes on the issuance premium to be paid in euros in May 2010. The forward price agreed to was €1 for an $1.3570 and on the day of maturity the exchange rate was €1 for $1.2201, resulting in a realized derivative loss of $2,396,000 during the second quarter of 2010.

Years ended December 31	2010	2009	2008
	$	$	$
Unrealized loss (gain) on contracts	—	(573)	573
Realized loss (gain)	3,085	(2,890)	—

Total included in derivative loss (gain)	3,085	(3,463)	573

Foreign exchange loss/gain

The foreign exchange loss in 2010 was $1,700,000 compared to a foreign exchange gain of $26,967,000 in 2009. The majority of the foreign exchange loss during 2010 and the gain in 2009 were related to the impact of foreign exchange variation on cash held in Canadian dollars. The amount was larger in 2009, resulting from the equity financing in Canadian dollars during the first quarter of 2009.

In relation to cash held in foreign currencies at the end of 2010, a 10% weaker currency against the U.S. dollar would have negatively impacted net earnings by $1,914,000 net of tax impact. A 10% stronger currency against the U.S. dollar would have positively impacted net earnings by $2,340,000 net of tax impact.

Heating oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel. Since heating oil is traded in an active market, the Company uses heating oil swap and option contracts to mitigate the risk of oil price volatility on fuel consumption.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

In 2010, the Company entered into swap and option contracts to hedge 11,970,000 gallons or 50% of 2010 planned fuel requirements at the Rosebel, Essakane, Mupane, Sadiola and Yatela operations. The net premium paid on the option contracts to hedge the planned requirements was $1,630,000 (premium average price of $0.19 per gallon).

At the end of 2010, there were no outstanding heating oil contracts. The fair value of outstanding contracts at the end of 2009 was included in receivables and other in the consolidated balance sheet. At year end, fair values of outstanding contracts were as follows:

At December 31	2010	2009
	$	$
Expired in 2010	—	2,723

Fair value adjustments were recognized during the year and recorded as an unrealized derivative loss. A realized gain of $146,000 (net of the premium paid of $1,630,000) relating to the derivative contracts was also accounted for in 2010.

Years ended December 31	2010	2009	2008
	$	$	$
Unrealized loss (gain) on contracts expiring in 2009	—	(803)	803
Unrealized loss (gain) on contracts expiring in 2010	1,093	(1,093)	—
Realized loss (gain)	(146)	1,974	—

Total included in derivative loss	947	78	803

Aluminum option contracts and market price risk

Aluminum is a key input in the production of niobium. In 2009, the Company entered into contracts to limit the impact of fluctuations of aluminum prices and to economically hedge approximately 20% of its future consumption of aluminum at the Niobec mine. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne, at no cost, for the 2010 consumption. At December 31, 2010, there were no outstanding aluminum option contracts. The fair value of outstanding contracts at the end of 2009 was as follows:

At December 31	2010	2009
	$	$
Expiring in 2010	—	186

Fair value adjustments were recognized during the year and recorded as an unrealized derivative loss, and a realized gain of $79,000 related to the derivative contracts was also accounted for in 2010.

Years ended December 31	2010	2009	2008
	$	$	$
Unrealized loss (gain) on contracts expiring in 2010	186	(186)	—
Realized gain on contracts expiring in 2010	(79)	—	—

Total included in derivative loss (gain)	107	(186)	—

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and revolving credit facility. Related interests are based on market interest rates. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to. The Company does not take any particular measures to protect itself against fluctuations in interest rates.

If interest rates in 2010 had been 10% lower or higher with all other variables held constant, the impact on net earnings would not have been material on the interest expense recorded during 2010.

16.	CURRENT PORTION OF LONG-TERM LIABILITIES

At December 31	Note	2010	2009
		$	$
Current portion of:
Asset retirement obligations	19	4,931	7,810
Gold derivative contracts	15	5,504	—
Gold forward sales agreement payable – EURO Ressources	15	—	3,654
Other		1,321	793

		11,756	12,257

17.	CREDIT FACILITY

On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. As at December 31, 2010, no funds were drawn against this credit facility. The amended credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by the Company’s major subsidiaries. The maturity date of this amended credit facility is March 24, 2013 with a provision to extend the maturity date for a period of one year. The Company has complied with its credit facility covenants as at December 31, 2010.

In addition, on April 23, 2010, the Company entered into a $50,000,000 revolving credit facility for the issuance of letters of credit. As at December 31, 2010, $18,244,000 in letters of credit were outstanding to guarantee certain asset retirement obligations. The new revolving credit facility provides for a fixed interest rate charge of 0.35% per annum on utilized amounts and standby fees of 0.10% per annum for the unutilized portion of the facility. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this new credit facility is April 22, 2011 with a provision to extend the maturity date for a period of one year. The Company has complied with its credit facility covenants as at December 31, 2010.

(a)	Credit facility issue costs

Credit facility issue costs are capitalized in other long-term assets and the current portion is included in prepaid expenses. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying value of these costs at December 31, 2010 was $2,486,000 (December 31, 2009 – $1,046,000).

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

18.	INCOME AND MINING TAXES

Income and mining tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 31% in 2010 (2009 –33%; 2008 – 34%) to earnings before income and mining taxes. The reasons for the differences are as follows:

Years ended December 31	2010	2009	2008
	$	$	$
Earnings before income and mining taxes	415,200	222,104	58,505

Income tax provision calculated using statutory tax rates	128,712	73,294	19,599
Increase (reduction) in income and mining taxes resulting from:
Earnings not subject to taxation	(17,489)	(13,551)	(8,729)
Earnings (loss) in foreign jurisdictions subject to different tax rates	(9,258)	35,692	9,264
Provincial mining taxes	2,111	(6,283)	8,934
Change in enacted corporate income tax rates	(5,052)	(229)	(1,943)
Losses not tax benefited	15,551	13,651	15,367
Impairment charges	—	—	12,501
Amounts not deductible for tax purposes	15,688	(696)	10,464
Other	5,144	6,103	2,964

Total income and mining taxes	135,407	107,981	68,421

The provision for income and mining taxes is made up of the following components:

Years ended December 31	2010	2009	2008
	$	$	$
Current:
Foreign income tax	132,881	91,004	68,665
Provincial mining tax	765	1,270	7,675

	133,646	92,274	76,340

Future:
Foreign income tax (recovery)	(6,266)	1,643	(23,539)
Federal and provincial income tax	6,681	21,618	14,362
Provincial mining tax (recovery)	1,346	(7,554)	1,258

	1,761	15,707	(7,919)

Total	135,407	107,981	68,421

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

The components that give rise to future tax liabilities are as follows:

At December 31	2010	2009
	$	$
Future tax assets:
Other assets	16,846	3,008
Exploration and development expenses	16,740	42,348
Share issue costs	3,381	4,324
Non-capital losses	123,694	83,682
Net capital losses	642	474
Mining assets	1,234	20,098
Corporate minimum tax credits	—	89
Asset retirement obligations	20,516	26,989
Accrued benefit liability	1,244	852
Mining duties	2,932	2,768

	187,229	184,632
Valuation allowance	(101,335)	(84,174)

Future tax asset after valuation allowance	85,894	100,458
Future tax liabilities:
Mining assets	(244,307)	(264,553)
Exploration and development	(40,288)	(4,852)
Royalty interests	(20,346)	(38,015)
Intangibles	(1,920)	(3,014)
Other	(35,087)	(27,403)
	(341,948)	(337,837)

Net future tax liability	(256,054)	(237,379)

The Company has non-capital loss carry forwards for Canadian income tax purposes of approximately $224,118,000, which may be used to reduce taxable income on or prior to 2030. The Company also has cumulative Canadian Exploration Expenses and cumulative Canadian Development Expenses of approximately $25,853,000 and undepreciated capital cost allowances of approximately $258,546,000, net of valuation allowances, which may be carried forward indefinitely, subject to certain restrictions, to reduce taxable income in the future.

In 2010, governmental assistance in the form of the Quebec resources tax credit reduced capitalized exploration expenditures by approximately $11,500,000 (2009 – $6,803,000).

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Losses carried forward as at December 31, 2010, will expire as follows:

	Canada	United States	Ecuador	Barbados	Argentina
	$	$	$	$	$
2011	—	1,026	—	2,347	1,432
2012	—	347	—	445	8
2013	—	—	—	535	88
2014	—	—	2,701	162	166
2015	—	—	—	—	—
2016–2030	224,118	3,292	—	10,972	136

	224,118	4,665	2,701	14,461	1,830

	Peru(1)	Guyana(2)	Botswana	Brazil	Tanzania
	$	$	$	$	$
Unlimited	—	70,383	88,111	26,386	64,942
Undetermined	13,381	—	—	—	—

	13,381	70,383	88,111	26,386	64,942

(1)

According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(2)	In accordance with the Mineral Agreement concluded with the government of the country.

19.	ASSET RETIREMENT OBLIGATIONS

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, acquisition or construction of a new mine. As at December 31, 2010, the Company had letters of credit in the amount of $18,244,000 to guarantee asset retirement obligations.

At December 31, 2010, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Credit- Adjusted Risk-Free Interest Rate
	$
Rosebel mine	42,159	2011–2028	6.43%
Essakane mine	16,572	2020–2034	6.25%
Doyon mine	113,637	2011–2041	5.65%
Mouska mine	2,270	2012–2020	4.36%
Westwood project	2,476	2029–2040	5.78%
Mupane mine	9,232	2011–2016	4.36%
Sadiola mine (41%)	19,903	2011–2038	5.60%
Yatela mine (40%)	12,111	2011–2021	4.55%
Niobec mine	8,647	2011–2029	5.76%
Other sites	3,870	2011–2109	4.03%–5.73%

	230,877

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

$
2011	4,771
2012	7,149
2013	10,348
2014	6,625
2015	8,923
2016 onwards	193,061

230,877

The following table presents the reconciliation of the liability for asset retirement obligations:

Years ended December 31	Note		2010	2009
			$	$
Balance, beginning of year			105,147	77,014
New obligations relating to the acquisition of Sadiola 3% interest	4	(d)	—	939
Revision in the estimated cash flows and timing of payments			28,807	24,640
Accretion expense			6,250	4,825
Disbursement			(3,333)	(6,661)
Foreign exchange variation			2,807	4,390

Balance, end of year			139,678	105,147
Less current portion	16		4,931	7,810

Long-term portion			134,747	97,337

20.	TERMINATION BENEFITS

Contractual termination benefits of $4,928,000 were recorded in 2008 for both the Doyon and Mouska mines in Canada. In 2009, the life of the Doyon mine was extended from May 2009 to December 2009 due to improved operating efficiencies. In addition, the Company approved a program to extend the life of the Mouska mine from 2009 into early 2012 through the use of paste backfill to extract additional ore. In 2010 and 2009, termination benefits provisions were reduced due to mine life extension at the Mouska mine and the continued employment of certain Doyon mine employees at the Westwood and Essakane sites.

Liabilities relating to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2010, were as follows:

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

	December 31, 2009	Termination Benefits Adjustments in 2010	Paid During 2010	December 31, 2010
	$	$	$	$
Doyon and Mouska	3,279	(420)	(232)	2,627

Termination benefit liabilities as of December 31, 2009 were as follows:

	December 31, 2008	Termination Benefits Adjustments in 2009	Paid During 2009	December 31, 2009
	$	$	$	$
Doyon and Mouska	4,928	(1,588)	(61)	3,279
Sleeping Giant	72	—	(72)	—

Total	5,000	(1,588)	(133)	3,279

At December 31	2010	2009
	$	$
Current portion included in Accounts payable and accrued liabilities	2,357	1,372
Long-term portion included in Other long-term liabilities	270	1,907

	2,627	3,279

21.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(b)	Issued and outstanding common shares

Years ended December 31	2010		2009		2008
	Number of Shares	Amount ($)	Number of Shares	Amount ($)	Number of Shares	Amount ($)
Outstanding, beginning of year	368,887,211	2,203,269	295,716,675	1,655,755	293,763,672	1,633,119
Shares issued on acquisition of Orezone	—	—	28,817,244	220,735	—	—
Shares issued following the conversion of a debenture in Orezone	—	—	555,425	4,254	—	—
Public offerings	—	—	39,445,000	273,430	—	—
Flow-through shares	1,978,064	28,808	1,379,310	17,403	928,962	7,041
Exercise of warrants	160,000	2,445	—	—	—	—
Exercise of options	1,751,303	20,664	2,878,030	30,855	952,892	15,069
Share bonus and deferred share plans	72,711	689	95,527	837	71,149	526

Outstanding, end of year	372,849,289	2,255,875	368,887,211	2,203,269	295,716,675	1,655,755

These amounts are net of issue costs.

On February 25, 2009, 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone (note 4(b)). The value was determined based on the market value of the IAMGOLD shares on the date of transaction. The Company settled a convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing 555,425 common shares of IAMGOLD.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281,474,000 (C$345,144,000). The net proceeds were $273,430,000.

(c)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The proceeds from the flow-through shares fund prescribed resource expenditures on the Westwood project.

The Company issued 1,575,000 flow-through shares in March 2010 at C$20.00 per share with gross proceeds of C$31,500,000 in addition to 403,064 flow-through shares in September 2010 at C$24.81 per share with gross proceeds of C$10,000,000 (June 2009, 1,379,310 flow-through shares at C$14.50 per share with gross proceeds of C$20,000,000; March 2008, 928,962 flow-through shares at C$9.15 per share with gross proceeds of C$8,500,000).

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1,700,000 shares at a price of $25.48 per share raised gross proceeds of C$43,316,000.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

At year end, the Company had applied all of the flow-through share proceeds raised by the prescribed deadlines. The documents required to renounce the tax credits associated with 2010 and 2009 expenditures were filed by the Company in 2010, and the Company recorded a future income tax liability and corresponding reduction of shareholders’ equity in the amount of $8,410,000 in 2010. The documents required to renounce the tax credits associated with the 2008 expenditures were filed by the Company in late 2008, and the Company recorded a future tax liability and corresponding reduction of shareholders’ equity in the amount of $1,047,000 in 2008.

(d)	Warrants

On acquisition of Orezone (note 4(b)) in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD, at a price of C$14.79 each, expiring on August 29, 2010, and evaluated using a risk-free interest rate of 1.27% and dividend yield of 0.76%. These warrants were exercised in August 2010 for net proceeds of $2,297,000. In addition, the carrying value of these warrants of $148,000 has been transferred to common shares.

(e)	Share option plan

The Company has a share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three or four years and expire no later than 10 years from the grant date. As at December 31, 2010, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2010, 8,389,598 shares remained in reserve. Options issued on the acquisition of Cambior (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of December 31, 2010, 2009 and 2008, and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2010, 2009, and 2008, between U.S. dollar and Canadian dollar were 0.9999, 1.0491 and 1.2180 respectively.

Years ended December 31	2010		2009		2008
	Options	Weighted Average Exercise Price (C$)	Options	Weighted Average Exercise Price (C$)	Options	Weighted Average Exercise Price (C$)
Outstanding, beginning of year	5,413,233	9.75	6,510,807	8.15	5,741,858	8.63
Granted	1,286,689	14.56	1,722,200	12.16	2,230,500	6.41
Assumed on acquisition of Orezone assets	—	—	367,456	17.83	—	—
Exercised	(1,751,303)	9.02	(2,878,030)	8.62	(952,892)	6.70
Forfeited	(215,970)	10.26	(309,200)	9.54	(508,659)	8.66

Outstanding, end of year	4,732,649	11.31	5,413,233	9.75	6,510,807	8.15

Exercisable, end of year	1,514,835	10.88	1,598,108	10.22	2,851,686	8.51

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

The following table summarizes information relating to share options outstanding at December 31, 2010:

	Options Outstanding			Options exercisable
Range of Prices C$	Number Outstanding	Weighted Average Remaining Contractual Life – Years	Weighted Average Exercise Price C$	Number Exercisable	Weighted Average Remaining Contractual Life – Years	Weighted Average Exercise Price C$
3.01–4.00	6,000	0.9	3.90	6,000	0.9	3.90
5.01–6.00	33,360	1.7	5.45	28,360	1.5	5.47
6.01–7.00	1,113,125	2.4	6.42	323,625	2.5	6.43
7.01–8.00	123,410	1.8	7.47	107,535	1.6	7.53
8.01–9.00	202,000	1.8	8.62	134,500	1.9	8.65
9.01–10.00	25,000	1.2	9.77	—	—	—
10.01–11.00	587,000	0.9	10.28	389,375	0.8	10.36
11.01–12.00	1,029,417	3.4	11.59	258,784	3.4	11.59
12.01–13.00	6,800	3.4	12.50	6,800	3.4	12.50
13.01–14.00	998,681	4.2	13.80	—	—	—
14.01–15.00	44,000	3.1	14.93	44,000	3.1	14.93
15.01–16.00	10,000	4.1	15.21	—	—	—
17.01–18.00	299,400	4.6	17.89	53,150	4.2	17.63
18.01–19.00	85,000	3.9	18.49	21,250	3.9	18.49
19.01–20.00	83,800	5.7	19.83	68,800	6.0	20.00
20.01–21.00	13,000	4.4	20.01	—	—	—
21.01–22.00	4,000	4.6	21.75	4,000	4.6	21.75
23.01–24.00	36,000	6.6	23.67	36,000	6.6	23.67
24.01–25.00	26,656	5.3	25.00	26,656	5.3	25.00
26.01–27.00	6,000	6.2	26.25	6,000	6.2	26.25

	4,732,649	3.1	11.31	1,514,835	2.5	10.88

The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

	2010	2009	2008
Risk-free interest rate	2%	2%	3%
Volatility	60%	56%	53%
Dividend	0.43%	1.00%	1.00%
Weighted average expected life of options issued (years)	3.95	4.4	4.2
Weighted average grant-date fair value (C$ per share)	6.54	4.94	2.45

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(f)	Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 600,000 common shares. As of December 31, 2010, 331,554 shares remained in reserve.

Directors

Independent directors receive 500 shares on a quarterly basis from the share bonus plan reserve. The shares vest immediately and have no restrictions upon issue.

Executive officers and senior employees

Executive officers and certain senior employees were granted deferred shares from the share bonus plan in 2007. The shares vest equally over three years, have no restrictions upon vesting and are equity settled. There are no cash alternatives and no vesting conditions other than service. There have been no grants of shares to employees subsequent to 2007 from the share bonus plan.

A summary of the status of the Company’s share bonus plan and changes during the year is presented below.

Years ended December 31	2010	2009	2008
	Number	Number	Number
Outstanding, beginning of year	37,500	86,652	137,801
Granted	16,000	18,000	20,000
Issued	(41,000)	(64,152)	(71,149)
Forfeited	—	(3,000)	—

Outstanding, end of year	12,500	37,500	86,652

(g)	Deferred share plan

On April 11, 2007, the Company initiated a deferred share plan for employees with a maximum allotment of 500,000 common shares. As of December 31, 2010, 436,915 shares remained in reserve.

Summary of plan

Executive officers and certain senior employees are granted shares from the deferred share plan on an annual basis. The shares vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash alternatives and no vesting conditions other than service.

Deferred shares are granted to executive officers based on performance objectives and criteria determined on an annual basis based on guidelines established by the Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the executives’ overall compensation.

A summary of the status of the Company’s deferred share plan and changes during the year is presented below.

Years ended December 31	2010	2009	2008
	Number	Number	Number
Outstanding, beginning of year	95,125	127,000	—
Granted	75,000	10,000	135,000
Issued	(31,708)	(31,375)	—
Forfeited	(1,000)	(10,500)	(8,000)

Outstanding, end of year	137,417	95,125	127,000

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(h)	Share purchase plan

The Company has a share purchase plan whereby the Company matches 75% of the first 5% of salary of employee contribution towards the purchase of shares on the open market. No shares are issued from treasury under this plan. Some shares purchased on the market were not distributed to employees because of termination or resignation by the distribution date. In 2010, the Company sold back these shares into the market, resulting in a gain of $451,000 accounted for in contributed surplus.

(i)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

Years ended December 31	2010	2009	2008
	$	$	$
Share options	7,119	5,326	3,504
Share bonus plan	323	499	263
Deferred share plan	247	255	268

	7,689	6,080	4,035

(j)	Earnings per share

Basic earnings (loss) per share computation

Years ended December 31	2010	2009	2008
	$	$	$
Numerator:
Net earnings (loss)	279,793	114,123	(9,916)

	Number	Number	Number
Denominator:
Weighted average common shares outstanding	371,391,919	352,755,443	295,430,161

	$/share	$/share	$/share
Basic earnings (loss) per share	0.75	0.32	(0.03)

Diluted earnings (loss) per share computation

Years ended December 31	2010	2009	2008
	$	$	$
Numerator:
Net earnings (loss)	279,793	114,123	(9,916)

	Number	Number	Number
Denominator:
Weighted average common shares outstanding	371,391,919	352,755,443	295,430,161
Dilutive effect of employee share options	1,777,066	1,745,438	—
Dilutive effect of share bonus plan and employee deferred share plan	86,219	130,289	—

Total average common shares outstanding	373,255,204	354,631,170	295,430,161

	$/share	$/share	$/share
Diluted earnings (loss) per share	0.75	0.32	(0.03)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

Years ended December 31	2010	2009	2008
	Number	Number	Number
Share options	553,856	294,856	6,510,807
Warrants	—	160,000	—

	553,856	454,856	6,510,807

22.	CAPITAL DISCLOSURES

IAMGOLD’s objectives when managing capital are:

•	To ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	To provide a superior return to shareholders;

•	To ensure the Company complies with its credit facility covenants; and

•	To protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

At December 31	2010	2009
	$	$
Cash and cash equivalents	270,779	191,374
Gold bullion (market value $140,551; December 31, 2009 – $108,749)	40,411	40,408
Credit facility	—	—
Common shares	2,255,875	2,203,269

The Company’s capital structure reflects the requirements of a company focused on growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt or sell gold bullion. There were no changes in the Company’s approach to capital management during the year.

The Company’s capital structure was modified during 2010 in support of the Company’s growth objectives. On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility (note 17). As at December 31, 2010, no funds were drawn against this credit facility. In addition, on April 23, 2010, the Company entered into a $50,000,000 revolving facility for the issuance of letters of credit. The Company has complied with its credit facility covenants.

As disclosed in note 21, the Company issued flow-through shares in 2010 with gross proceeds of C$41,500,000 to fund prescribed resource expenditures on the Westwood project. The Company’s warrants were also exercised in August 2010, resulting in the issuance of 160,000 shares for gross proceeds of C$2,366,000.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

The Company has declared a 2010 annual dividend payment of $0.08 per share payable on January 14, 2011, totaling $29,828,000 (2009 – $0.06 per share payable on January 12, 2010 for $22,133,000). The Company also reported that, in future, it plans to pay its dividend semi-annually.

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Marketable Securities	Income Tax Impact	Accumulated Other Comprehensive Income (Loss)
	$	$	$	$
Balance as at December 31, 2007	25,047	(909)	81	24,219
Change in 2008	(80,606)	(5,749)	908	(85,447)

Balance as at December 31, 2008	(55,559)	(6,658)	989	(61,228)
Change in 2009	103,040	24,610	(3,758)	123,892

Balance as at December 31, 2009	47,481	17,952	(2,769)	62,664
Change in 2010	35,107	22,060	(2,364)	54,803

Balance as at December 31, 2010	82,588	40,012	(5,133)	117,467

24.	IMPAIRMENT CHARGES

Years ended December 31	2010	2009	2008
	$	$	$
Camp Caiman project – Exploration and development assets and goodwill	—	88,814	—
Buckreef – Exploration and development assets and goodwill	—	9,255	111,582
Kitongo – Exploration and development assets and goodwill	—	—	5,336
Nyangombe – Exploration and development assets and goodwill	—	—	1,896
Magistral gold property – Goodwill on gold royalty	—	—	2,772
Other exploration properties – Goodwill	—	—	2,470
Other – Exploration and development assets	—	—	5,805

	—	98,069	129,861

Impairment of exploration and development assets	—	73,967	97,034
Impairment of goodwill	—	28,239	32,827
Reversal of a long-term liability	—	(4,137)	—

	—	98,069	129,861

There was no impairment charge in 2010. Impairment charges accounted for in 2009 and 2008 are explained as follows:

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(a)	Camp Caiman, French Guiana

In June 2009, the French authorities published a draft mining framework identifying the Camp Caiman project location as an excluded zone for mining. At the end of 2009, there was no definitive progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman project. The results of the January 10, 2010 referendum, in which French Guiana rejected greater autonomy from France, supported the Company’s view that it was appropriate to record a non-cash impairment in 2009 of $88,814,000 for the net carrying value of the project, including $28,239,000 for goodwill. As part of the impairment charge, the Company eliminated the balance payable of the purchase price for the Camp Caiman project of $4,137,000 assumed on acquisition of Cambior in 2006. This balance was interest-free and was payable within 120 days of the commencement of commercial production.

(b)	Buckreef project and other Tanzanian exploration sites

As a result of estimated capital costs for the Buckreef project mine development being significantly higher than anticipated, an impairment charge of $111,582,000 was recorded in 2008, including a goodwill impairment of $25,668,000. Other Tanzanian exploration sites were also impaired in 2008 for $9,532,000, including goodwill impairment of $4,217,000.

In 2009, in consultation with the Tanzanian government, the Company took steps to terminate the Buckreef joint venture agreement. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company elected to relinquish the associated properties. This decision resulted in a 2009 impairment charge of $9,255,000 related to the Buckreef acquisition costs and exploration properties in Tanzania.

(c)	Magistral gold property, Mexico

In 2008, a goodwill impairment of $2,772,000 was accounted for in respect of the goodwill of the Magistral Gold Royalty property in Mexico, which has not yielded the production that was expected on acquisition.

(d)	Other exploration properties

An impairment of $5,975,000 in 2008, including goodwill impairment of $170,000, was accounted for in respect of exploration and development projects in Botswana and Peru which have shown unsuccessful results.

25.	NET INTEREST EXPENSE (INCOME)

Years ended December 31	2010	2009	2008
	$	$	$
Interest expense on credit facility	324	639	380
Credit facility fees	3,356	851	478
Other	85	50	26

	3,765	1,540	884
Less: Interest on debt capitalized	—	—	(209)

Total interest expense	3,765	1,540	675

Interest income on cash and cash equivalents	(157)	(790)	(1,735)
Other interest income	(51)	(70)	(637)

Total interest income	(208)	(860)	(2,372)

Net interest expense (income)	3,557	680	(1,697)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

26.	DERIVATIVE LOSS (GAIN)

Years ended December 31	Note	2010	2009	2008
		$	$	$
Unrealized change in fair value of:
Derivative gold options and forward instruments	15	11,831	1,643	2,107
Derivative – Currency contracts	15	—	(573)	573
Derivative – Heating oil option and swap contracts	15	1,093	(1,896)	803
Derivative – Aluminum contracts	15	186	(186)	—
Embedded derivative in gold receivable		—	—	(285)
Other (warrants held as investments and embedded derivatives)		(3,611)	(5,119)	1,143

Unrealized derivative loss (gain)		9,499	(6,131)	4,341

Realized loss (gain) on:
Derivative – Gold contracts	15	902	—	—
Derivative – Currency contracts	15	3,085	(2,890)	—
Derivative – Heating oil contracts	15	(146)	1,974	—
Derivative – Aluminum contracts	15	(79)	—	—

Realized derivative loss (gain)		3,762	(916)	—

Derivative loss (gain)		13,261	(7,047)	4,341

27.	OTHER EXPENSE (INCOME), NET

Years ended December 31	2010	2009	2008
	$	$	$
Gain on sale of marketable securities	(21,042)	(2,473)	—
Impairment of marketable securities	—	4,579	789
Gain on sale of assets	(4,150)	(1,878)	(4,773)
Severance costs	52	2,210	4,854
Other	779	(634)	640

	(24,361)	1,804	1,510

28.	INFORMATION RELATED TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2010	2009	2008
	$	$	$
Interest paid	2,686	1,350	339
Income and mining taxes paid	114,300	29,022	42,420

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

29.	COMMITMENTS AND CONTINGENCIES

(a)	Royalty expenses

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarized as follows:

Years ended December 31	2010	2009	2008
	$	$	$
Rosebel(1)	26,363	18,356	29,458
Essakane(2)	4,538	—	—
Doyon(3)	—	—	4,613
Mouska(4)	966	1,102	1,006
Sleeping Giant(5)	—	—	398
Mupane(6)	3,336	2,792	4,344
Sadiola(7)	8,601	7,795	9,025
Yatela(7)	4,233	5,254	3,464

Total included in mining costs	48,037	35,299	52,308

(1)

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production, and in each case, after deducting a fixed royalty of 2% of production paid in-kind, up to a maximum of 7,000,000 ounces produced. In 2008, IAMGOLD acquired 84.55% of outstanding shares of EURO Ressources, the owner of this participation right royalty. The resulting mining asset is being depreciated over the reserves and resources of the Rosebel mine.

(2)	In 2010, 3% of gold sold applied to the gold market price the day before shipment.

Starting January 1, 2011, the royalty is calculated using a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

(3)

24.75% of any excess of the annual average market price over $375 per ounce of gold produced. In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property for a cash consideration of $13,050,000. The payment was accounted for as a reduction of accrued liabilities for royalty expenses of $4,574,000 incurred during the first half of 2008, and as an increase of mining assets for $8,476,000. This mining asset will be depreciated over the reserves and resources of the Doyon mine (closed in December 2009) and Westwood project (beginning of commercial production planned for early 2013).

(4)	Two royalties of 0.2% and 2.0% respectively of gold production.

(5)

A royalty of 2% of gross operating profit and another royalty of 15% of net operating profit for the other taking into consideration cumulative capital investment and restoration expenses. The Sleeping Giant mine ceased its activities in 2008 after depletion of its reserves and has subsequently been sold by the Company.

(6)	Royalty of 5% of revenues based on market prices at date of shipment.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(7)	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

The Company is also subject to a royalty of 3% of the net amount of sales less refining and treatment charges related to its working interests (Tarkwa and Damang mines). These royalty expenses totaling $6,689,000 in 2010 (2009 – $4,785,000; 2008 – $4,097,000) are included in earnings from working interests in the consolidated statement of earnings. The Ghanaian government confirmed that the royalty rate will increase to 5% effective in March 2011.

(b)	Management fees

Years ended December 31	2010	2009	2008
	$	$	$
Joint ventures:
Sadiola (1% of revenues)	1,435	1,301	1,505
Yatela (1% of revenues)	706	876	578

Included in mining costs	2,141	2,177	2,083

Working interests:
Tarkwa (2.5% of revenues)	4,247	3,064	2,600
Damang (fixed amount)	284	284	284

Included in earnings from working interests	4,531	3,348	2,884

Total management fees	6,672	5,525	4,967

(c)	Operating contractual obligations

	Payments Due by Period
At December 31, 2010	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Capital commitments	32,152	32,152	—	—	—
Purchase obligations	41,180	41,180	—	—	—
Operating leases	5,869	1,862	2,578	1,097	332

Capital commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements.

(d)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

(e)	Camp Caiman project

During the first quarter of 2008, the French government indicated that it would not be allowing the Camp Caiman project to proceed, and the Company responded by instituting two separate court proceedings in the second half of 2009 at the Administrative Tribunal of French Guiana, the first of which contests the legality of the French government’s decision and the second of which seeks compensation in the amount of €275,000,000 for damages resulting from that decision.

In response to a decision released by the Administrative Tribunal on May 27, 2010 in the first proceeding, which cancelled the government’s decision to deny a mining permit for the Camp Caiman project and ordered the government to issue a new decision on the Company’s application for such permit, the French government, acting through the Prefect of French Guiana, released a new decision on August 26, 2010, which again denied a mining permit for the Camp Caiman project and relied on far more detailed environmental reasons than those contained in the cancelled decision in support of its conclusions.

The Company filed an appeal of this new decision on October 26, 2010 with the assistance of environmental experts and also filed additional materials on March 8, 2011 in connection with the second proceeding dealing with the €275,000,000 compensation claim in response to materials which the Prefect filed on August 13, 2010 in that matter. No amounts have been accrued in the financial statements. In 2009, the Company recorded a non-cash impairment of $88,814,000 for the net carrying value of the project, including $28,239,000 for goodwill.

(f)	Quimsacocha project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by President Correa. In 2010, the Company has obtained the requisite permits that allow the use of reservoir water for exploration and feasibility work at the Quimsacocha project in Ecuador. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters. A model mining contract, which is expected to clarify some of these issues, is being developed by the Ecuadorian government.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. The carrying value of the Quimsacocha project included in exploration and development capitalized assets was $26,771,000 at December 31, 2010.

30.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2010, 2009 and 2008.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

31.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

–	Rosebel mine

•	Burkina Faso:

–	Essakane mine

•	Canada:

–	Doyon division including the Doyon mine closed in December 2009, the Mouska mine and the Westwood project

–	Sleeping Giant mine closed in October 2008

•	Botswana:

–	Mupane mine

•	Mali:
–	Joint venture in the Sadiola mine; on December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41% (note 4(d))

–	Joint venture in the Yatela mine (40%)

•	Ghana:

–	Working interests in the Tarkwa mine (18.9%)

–	Working interests in the Damang mine (18.9%)

The Company’s segments also include non-gold activities for the Niobec mine located in Canada, Exploration and development, and Corporate, which also includes royalty interests.

The Essakane mine in Burkina Faso which began production on July 16, 2010, previously included in the Exploration and development segment, was reclassified in the gold mine segment in 2010. Comparative figures of 2009 and 2008 have been restated accordingly.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Year ended December 31, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$	$
Revenues	517,406	154,574	45,943	70,173	214,082	—	1,002,178
Depreciation, depletion and amortization	51,581	22,395	68	13,654	13,691	—	101,389
Earnings from working interests	—	—	—	—	—	56,496	56,496
Exploration and development expenses	300	1,078	4,450	140	2,415	—	8,383
Net interest expense (income)	—	—	340	—	—	—	340
Other expense (income)	(1,196)	—	—	—	877	—	(319)
Net earnings (loss)	172,280	68,744	(8,150)	(10,032)	44,914	56,496	324,252
Expenditure for mining assets and capitalized exploration and development	51,642	128,326	103,270	3,557	10,895	—	297,690
Increase (decrease) to goodwill	—	—	4,741	—	—	—	4,741

At December 31, 2010:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	427,106	706,289	390,904	21,567	30,944	186,963	1,763,773
Total assets	727,577	867,820	514,732	52,866	144,082	246,122	2,553,199

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	1,002,178	158,654	—	6,413	1,167,245
Depreciation, depletion and amortization	101,389	20,828	258	10,218	132,693
Earnings from working interests	56,496	—	—	—	56,496
Exploration and development expenses	8,383	—	37,642	—	46,025
Net interest expense (income)	340	52	(16)	3,181	3,557
Other expense (income)	(319)	(313)	(4,352)	(19,377)	(24,361)
Net earnings (loss)	324,252	39,091	(2,377)	(81,173)	279,793
Expenditure for mining assets and capitalized exploration and development	297,690	65,867	8,569	—	372,126
Increase (decrease) to goodwill	4,741	—	(3,971)	—	770

At December 31, 2010:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	1,763,773	416,122	98,358	96,839	2,375,092
Total assets	2,553,199	461,029	110,229	370,490	3,494,947

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Year ended December 31, 2009

	Gold Mines
	Suriname	Burkina Faso	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$	$
Revenues	374,637	—	112,715	45,090	217,675	—	750,117
Depreciation, depletion and amortization	52,043	—	21,161	14,757	26,167	—	114,128
Earnings from working interests	—	(491)	—	—	—	36,527	36,036
Exploration and development expenses	711	—	3,813	67	2,251	—	6,842
Net interest expense (income)	—	—	211	—	—	—	211
Net earnings (loss)	103,319	581	11,454	(9,771)	60,613	36,527	202,723
Expenditure for mining assets and capitalized exploration and development	70,104	249,331	82,430	3,898	5,461	—	411,224
Increase (decrease) to goodwill	—	—	13,892	—	—	—	13,892

At December 31, 2009:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	426,812	596,630	282,532	29,445	27,252	173,279	1,535,950
Total assets	661,769	631,058	404,640	54,866	182,901	232,438	2,167,672

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	750,117	159,332	—	4,890	914,339
Depreciation, depletion and amortization	114,128	24,973	1,758	12,988	153,847
Earnings from working interests	36,036	—	—	—	36,036
Exploration and development expenses	6,842	—	32,920	—	39,762
Impairment charges	—	—	98,069	—	98,069
Net interest expense (income)	211	38	—	431	680
Other expense (income)	—	—	802	1,002	1,804
Net earnings (loss)	202,723	49,653	(132,536)	(5,717)	114,123
Expenditure for mining assets and capitalized exploration and development	411,224	26,299	15,041	—	452,564
Increase (decrease) to goodwill	13,892	—	(29,559)	7,625	(8,042)

At December 31, 2009:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	1,535,950	351,485	57,081	105,250	2,049,766
Total assets	2,167,672	394,422	72,451	362,244	2,996,789

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

Year ended December 31, 2008

		Gold Mines
	Suriname	Burkina Faso	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$	$
Revenues	281,729	—	167,078	62,129	208,338	—	719,274
Depreciation, depletion and amortization	42,299	—	50,712	15,233	24,996	—	133,240
Earnings from working interests	—	—	—	—	—	24,273	24,273
Exploration and development expenses	5,130	—	5,667	13	1,751	—	12,561
Other expense (income)	(4,420)	—	2,314	—	5,440	—	3,334
Net earnings	45,391	—	19,951	10,997	40,954	24,273	141,566
Expenditure for mining assets and capitalized exploration and development	85,079	—	36,057	2,184	13,324	—	136,644
Increase (decrease) to goodwill	—	—	(8,972)	—	—	—	(8,972)

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	719,274	143,134	—	7,228	869,636
Depreciation, depletion and amortization	133,240	27,235	1,044	8,110	169,629
Earnings from working interests	24,273	—	—	—	24,273
Exploration and development expenses	12,561	—	18,551	2,516	33,628
Impairment charges	—	—	127,089	2,772	129,861
Net interest expense (income)	—	25	—	(1,722)	(1,697)
Other expense (income)	3,334	—	2,113	(3,937)	1,510
Net earnings (loss)	141,566	49,356	(136,472)	(64,366)	(9,916)
Expenditure for mining assets and capitalized exploration and development	136,644	22,862	9,813	—	169,319
Increase (decrease) to goodwill	(8,972)	—	(30,055)	19,425	(19,602)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010

32.	JOINT VENTURES

The following amounts represent the Company’s proportionate interest in the joint ventures of the:

•	Sadiola mine: On December 29, 2009, the Company purchased an additional 3% interest, increasing the Sadiola joint venture ownership interest to 41% (note 4(d)), and

•	Yatela mine (40%).

In 2010, the Company’s share of mining asset additions in the Company’s joint ventures was $10,895,000 (2009 – $5,461,000; 2008 – $13,324,000).

At December 31	2010	2009
	$	$
Current assets	67,160	112,333
Long-term assets	76,922	70,568

	144,082	182,901

Current liabilities	35,277	30,911
Long-term liabilities	16,620	16,964

	51,897	47,875

Years ended December 31	2010	2009	2008
	$	$	$
Revenues	214,082	217,675	208,338
Expenses (including income taxes)	169,168	157,062	167,384

Net earnings	44,914	60,613	40,954

Cash flows from operating activities	60,928	81,483	32,244
Cash flows used in investing activities	(10,772)	(7,780)	(22,071)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2010